UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2014

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F   ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat

	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1LH UK
	GPO BOX 86	Tel +44 20 7802 4000
	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
27 October 2014	bhpbilliton.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

CAPITAL MARKETS DAY PRESENTATIONS

Andrew Mackenzie, Chief Executive Officer, Mike Henry, President, HSE, Marketing and Technology, Jimmy Wilson, President, Iron Ore and Tim Cutt, President, Petroleum will present a capital markets briefing on Monday, 27 October 2014.

A copy of the materials to be presented is attached.

The presentations will be webcast at: http://edge.media-server.com/m/p/iwk3o2hs

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Nicole Duncan
Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street, Melbourne, Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

NEWS RELEASE

Release Time	IMMEDIATE

Date	27 October 2014

Number	20/14

MAXIMISING VALUE AND SHAREHOLDER RETURNS

BHP Billiton today explained how with a simpler portfolio it will maximise value and shareholder returns by reducing operating costs and improving capital efficiency.

BHP Billiton Chief Executive Officer, Andrew Mackenzie, said: “We are confident that our productivity drive will be accelerated by the demerger proposal we announced in August. A simpler portfolio, focused on our 19 core1 assets, will retain an optimal level of diversification while generating even stronger growth and margins.”

Production2 from the core portfolio is expected to grow by 23 per cent over the two years to the end of the 2015 financial year as the Company completes high-return, brownfield projects and embeds productivity-led volume gains. BHP Billiton remains on track to meet all 2015 financial year production guidance.

The Group has cut unit costs across all its mineral businesses and expects further reductions across the core portfolio. Unit costs3 at Western Australia Iron Ore fell 12 per cent in the second half of the 2014 financial year and a 25 per cent reduction is expected in the medium term.

Production costs in the Copper business have also fallen despite grade decline. Escondida unit costs4 declined by 22 per cent in the last two years and we forecast another five per cent reduction in the 2015 financial year.

At Queensland Coal, a 24 per cent reduction in operating costs5 has re-established the business as a leader in its industry. We expect to reduce unit costs by a further 10 per cent, to below US$90 per tonne, in the 2015 financial year as we continue to increase throughput from our installed infrastructure.

In Petroleum, forensic benchmarking of every component of our Onshore US drilling program has significantly improved capital productivity. Drilling costs in the Black Hawk fell 16 per cent in the 2014 financial year. Onshore US operating costs6 are also expected to improve with a 10 per cent reduction forecast in the 2015 financial year.

BHP Billiton expects to embed a minimum of US$3.5 billion in annualised productivity gains7 by the end of the 2017 financial year with more than US$2.3 billion to come from cash cost savings.

Our longstanding capital management framework defines four priorities for cash flow: to retain a solid A credit rating to maintain a strong balance sheet through the cycle; to at least maintain or grow our progressive base dividend in every reporting period; to invest selectively in high-return opportunities through the cycle; and to return excess capital to shareholders in the most efficient way.

Mr Mackenzie said: “We see our capital management strategy as a precondition to maximising shareholder value. It has allowed us to invest through the cycle and grow our dividend at an average annual rate of 17 per cent over the last decade without interruption.

“Our core portfolio includes a suite of development options that are expected to generate an average rate of return8 of over 20 per cent. As our capital efficiency improves we will be able to create more value for less investment. We believe we can significantly reduce annual capital expenditure relative to our current plans while maintaining our growth trajectory.”

Our focus in Iron Ore and Coal is to safely stretch the potential of our existing infrastructure and equipment. In Copper, BHP Billiton holds many of the industry’s best brownfield development options with projects under evaluation at Escondida, Spence and Olympic Dam.

In Petroleum, the Group continues to prioritise value over volume which dictates a focus on Onshore US liquids development and investment in high-return brownfield projects across the Conventional business.

Mr Mackenzie said: “In the Eagle Ford and Permian we are forecasting liquids production of approximately 200 thousand barrels per day by the 2017 financial year. This is expected to generate significant value as investments in our liquids-rich Onshore US wells typically generate returns9 of over 50 per cent.

“In time, we expect to fully develop our Haynesville gas field given the quality of our acreage. As we look to improve the balance of liquids and gas across our Petroleum portfolio we have initiated the marketing our Fayetteville acreage. However, we will only divest the field if it maximises value for shareholders.”

In closing, Mr Mackenzie said: “Our strategy, including our commitment to a strong balance sheet, has worked well for our owners. We have delivered a total shareholder return of 394 per cent over the last decade including US$64 billion in dividends and buy-backs. By safely improving operating and capital efficiency we will maximise value and increase cash returns to our shareholders. Improving our competitiveness will benefit shareholders and the local communities and economies in which we operate.”

[1]	Core assets include: Western Australia Iron Ore; Samarco; Queensland Coal; NSW Energy Coal; Cerrejón; Escondida; Olympic Dam; Pampa Norte; Antamina; Onshore US; Shenzi, Mad Dog, Atlantis; Angostura; North West Shelf; Bass Strait; Pyrenees, Macedon; and the Jansen project.
[2]	Copper equivalent production based on FY13 average realised product prices.
[3]	Unit cash costs excluding freight and royalties. Medium term reduction based on real 2014 terms and an exchange rate of AUD/USD 0.91.
[4]	Unit cash costs excluding treatment and refining charges. Percentage reduction in the last two years includes an adjustment to the FY12 reported figures for the effect of IFRIC 20. FY15 forecast based on an exchange rate of USD/CLP 568.
[5]	Unit cash costs. FY15 forecast based on an exchange rate of AUD/USD 0.91.
[6]	Unit cash costs.
[7]	Represents planned annualised volume and cash cost productivity gains to be delivered from our core assets only by the end of FY17, relative to our FY14 baseline.
[8]	Ungeared, post tax, nominal rate of return.
[9]	Weighted average rate of return after tax (based on September 2014 futures prices) for Eagle Ford and Permian wells expected to be put on line during FY15.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations	Investor Relations

Australia	Australia

Emily Perry	Tara Dines
Tel: +61 3 9609 2800 Mobile: +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
email: Emily.Perry@bhpbilliton.com	email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Paul.Hitchins@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Eleanor Nichols	United Kingdom and South Africa
Tel: +61 3 9609 2360 Mobile: +61 407 064 748 email: Eleanor.Nichols@bhpbilliton.com	Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom	email: Jonathan.H.Price@bhpbilliton.com

Ruban Yogarajah	Dean Simon
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +44 20 7802 7461 Mobile: +44 7717 511 193
email: Ruban.Yogarajah@bhpbilliton.com	email: Dean.Simon@bhpbilliton.com

Jennifer White	Americas
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764 email: Jennifer.White@bhpbilliton.com	James Agar
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
Americas	email: James.Agar@bhpbilliton.com

Ruban Yogarajah	Joseph Suarez
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +1 212 310 1422 Mobile: +1 646 400 3803
email: Ruban.Yogarajah@bhpbilliton.com	email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

Western Australia Iron Ore
Maximising value and shareholder returns
27 October 2014
bhpbilliton
resourcing the future

bhpbilliton
resourcing the future
Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, which may include statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Andrew Mackenzie, Chief Executive Officer, 27 October 2014 Slide 2

bhpbilliton
resourcing the future
Disclaimer (continued)
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Underlying attributable profit, Underlying basic earnings per share, Underlying EBITDA interest coverage, Adjusted effective tax rate, Underlying EBIT margin, Underlying EBITDA margin, Underlying return on capital, Free cash flow, Net debt and Net operating assets. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
UK GAAP financial information
Certain historical financial information for periods prior to FY2005 has been presented on the basis of UK GAAP, which is not comparable to IFRS or US GAAP. Readers are cautioned not to place undue reliance on UK GAAP information.
Basis of preparation
Unless specified otherwise, production volumes, sales volumes and capital and exploration expenditure from subsidiaries (which include Escondida, Jimblebar, BHP Billiton Mitsui Coal and our manganese operations) are reported on a 100 per cent basis; production volumes, sales volumes and capital and exploration expenditure from equity accounted investments (which include Antamina, Samarco and Cerrejón) and other operations are reported on a proportionate consolidation basis.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in the new company to be created by the proposed demerger (NewCo) in any jurisdiction.
Reliance on third-party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
Andrew Mackenzie, Chief Executive Officer, 27 October 2014 Slide 3

bhpbilliton
resourcing the future
Agenda
Maximising value and shareholder returns Andrew Mackenzie
Chief Executive Officer
Marketing: Uniquely placed to resource the future Mike Henry
President – HSE, Marketing and Technology
Productivity: Our pursuit of continuous Mike Henry
improvement President – HSE, Marketing and Technology
Question time
Break
Iron Ore: Safely growing production while Jimmy Wilson
lowering costs President – Iron Ore
Petroleum and Potash: A high-quality portfolio Tim Cutt
optimised for value President – Petroleum and Potash
Question time
Closing remarks Andrew Mackenzie
Chief Executive Officer
Andrew Mackenzie, Chief Executive Officer, 27 October 2014 Slide 4

Escondida
Maximising value and shareholder returns
Andrew Mackenzie
Chief Executive Officer
27 October 2014
bhpbilliton
resourcing the future

bhpbilliton
resourcing the future
Key themes
We are delivering on our commitments
A simplified portfolio will deliver stronger growth and margins
Safety is paramount
Managing our assets in a sustainable way for the benefit of all stakeholders
We are positioned for another year of record production
Targeting at least another US$3.5 billion of productivity-led gains from our core portfolio
Our high-quality assets and solid A balance sheet enable us to generate superior shareholder returns
Andrew Mackenzie, Chief Executive Officer, 27 October 2014 Slide 6

We are delivering on our commitments

bhpbilliton
resourcing the future

Our FY14 scorecard

Portfolio simplification	• Announced proposed demerger having completed more than US$6.5 billion in divestments over the last two years at attractive valuations	✓
Operating performance	• Record low Total Recordable Injury Frequency of 4.2 per million hours worked • Strong operating performance with production records for 12 operations and four commodities	✓
Sustainable productivity gains	• Productivity-led gains of US$2.9 billion embedded, US$1.1 billion ahead of plan – Controllable cash costs ↓ US$1.9 billion	✓
Capital & exploration expenditure	• Capital and exploration expenditure ↓ 32% to US$15.2 billion as we continued to invest selectively in our portfolio of high-quality, high-return projects	✓
Maximise free cash flow	• **Free cash flow ↑ US$8.1 billion**	✓
Capital management	• Net debt ↓ 6% to US$25.8 billion, maintained solid A credit rating, issued bonds totalling US$5.0 billion at attractive rates and extended the maturity curve to ~10 years • Full-year base dividend ↑ 4% to 121 US cents per share for a payout ratio of 48%	✓

Andrew Mackenzie, Chief Executive Officer, 27 October 2014 Slide 7

A simpler and more productive organisation

bhpbilliton
resourcing the future

BHP Billiton core portfolio[1]

Minerals

Operated


Western Australia Iron Ore


Olympic Dam


Escondida


Pampa Norte


Queensland Coal[2]


NSW Energy Coal


Jansen project

Non-operated


Samarco


Antamina


Cerrejón

Petroleum

Operated


Onshore US


Shenzi


Angostura


Pyrenees


Macedon

Non-operated


Atlantis


Mad Dog


Bass Strait


North West Shelf

Under review


Nickel West


New Mexico Coal


Smaller petroleum assets

1. Excludes exploration, appraisal and early stage development assets.
2. Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset operated by BHP Billiton.

Andrew Mackenzie, Chief Executive Officer, 27 October 2014 Slide 8

bhpbilliton
resourcing the future
An even stronger and higher margin business
The core portfolio generated stronger performance compared with the broader portfolio over the last 10 years
– production CAGR1 of 7% (versus 4%)
– Underlying EBIT CAGR1,2 of 21% (versus 15%)
– an average Underlying EBIT margin2,3 of 48% (versus 41%) with no increase in volatility
Optimal diversification for our core portfolio
(FY14 revenue3, %)
Coal
Iron Ore
Petroleum
Copper
A higher margin business
(Underlying EBIT margin2,3, %)
60
40
20
Core portfolio
BHP Billiton
FY05
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
1. Compound annual growth rate (CAGR) from FY04 to FY14. Production CAGR is calculated on a copper equivalent basis based on FY05 average realised product prices.
2. Calculated on the basis of IFRS 10, IFRS 11 and IFRIC 20 for periods FY13 onwards.
3. Excludes third party trading activities.
Andrew Mackenzie, Chief Executive Officer, 27 October 2014 Slide 9

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The creation of a new high-quality global metals and mining company
It is intended that NewCo would
– be an Australian incorporated company listed on the Australian Securities Exchange (ASX)
– have an inward secondary listing on the Johannesburg Stock Exchange (JSE)
– pursue a Standard listing on the UK Listing Authority’s Official List and admission to trading on the London Stock Exchange (LSE)
We will seek final Board approval to put the proposal to shareholders following the receipt of third party approvals on satisfactory terms
We expect to provide an update in November 2014
NewCo
GEMCO Worsley Cannington
Hotazel Alumar Cerro Matoso
TEMCO Aluminium South Africa Illawarra Coal
Metalloys Mozal Energy Coal South Africa
Andrew Mackenzie, Chief Executive Officer, 27 October 2014 Slide 10

bhpbilliton
resourcing the future
Safety is paramount
Total Recordable Injury Frequency (TRIF)
(number of recordable injuries per million hours worked)
10
8
down 51%
6
4
2
0
FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14
Andrew Mackenzie, Chief Executive Officer, 27 October 2014 Slide 11

bhpbilliton
resourcing the future
Managing our assets in a sustainable way for the benefit of all stakeholders
We aim to minimise our environmental impacts and deliver enduring benefits to biodiversity, ecosystems and other environmental resources
We are taking action to address climate change by reducing our emissions, adapting to physical impacts and working with others to develop effective policy and accelerate the deployment of low emissions technologies
Our total greenhouse gas emissions (GHG) reduced by 1.7 Mt compared to FY13, despite a 9% increase in production1, and remained below our FY06 baseline
We have reduced occupational exposures by 22% compared to our FY12 baseline
Minimising our greenhouse gas emissions2
(Mt CO2-e)
60 FY06 baseline4 Scope 13 Scope 23
40
20
0
FY12 FY13 FY14
Reducing our occupational exposures5
(carcinogen and airborne contaminant exposures, FY12=100)
100 Targeting a 10% reduction over 5 years6
75
50
25
0
FY12 FY13 FY14
1. Copper equivalent production based on FY13 average realised product prices.
2. Measured according to the World Resources Institute/World Business Council for Sustainable Development Greenhouse Gas Protocol.
3. Scope 1: direct GHG emissions from operated assets. Scope 2: indirect GHG emissions from the generation of purchased electricity and steam that is consumed by operated assets.
4. FY06 baseline will be adjusted for material acquisitions and divestments based on asset GHG emissions at the time of transaction.
5. Exposures exceeding our occupational exposure limits if not for the use of personal protective equipment.
6. From FY12 to FY17 we are targeting a 10% reduction in potential occupational exposure to carcinogens and airborne contaminants.
Andrew Mackenzie, Chief Executive Officer, 27 October 2014 Slide 12

bhpbilliton
resourcing the future
Managing our assets in a sustainable way for the benefit of all stakeholders
We engage regularly and openly with those interested in and affected by our operations
We support partnerships that promote social and economic development for the benefit of the broader community
Our community investment totalled US$242 million1 in FY14
We paid gross taxes and royalties of US$9.9 billion2 in FY14
Port Hedland
1. The expenditure represents BHP Billiton’s equity share for both operated and non-operated joint venture operations.
2. Comprises income tax and royalty-related taxes paid, production-based royalties accrued which approximate cash payments, royalties paid in-kind and certain other indirect taxes including customs and excise payments, payroll taxes paid and payments of Fringe Benefits Tax.
Andrew Mackenzie, Chief Executive Officer, 27 October 2014 Slide 13

bhpbilliton
resourcing the future
Delivering more volume from existing infrastructure and our growth projects ahead of schedule
Total production1 increased by 9% in FY14 or 15% from the core portfolio
– guidance exceeded for our major commodities
– record Western Australia Iron Ore (WAIO) production, up 21%
– record Queensland Coal production, up 26%
– petroleum liquids production increased by 18%
– copper production increased by 2% despite a 5% decline in grade across our operated copper assets
Our project development capability was reinforced by the completion of six projects in FY14
– WAIO Jimblebar Mine Expansion and Queensland Coal Caval Ridge projects completed ahead of schedule and under budget
Strong growth for our major commodities
(production volumes, % change, FY14 versus FY13)
Iron ore
Metallurgical coal
Petroleum liquids
Copper
Energy coal
(10) 0 10 20
Productivity Growth
1. Copper equivalent production based on FY13 average realised product prices.
Andrew Mackenzie, Chief Executive Officer, 27 October 2014 Slide 14

bhpbilliton
resourcing the future
Positioned for another year of record production
Our core portfolio is on track to deliver production1 growth of 23% over the two years to the end of FY15 or 16% from the broader portfolio
The ramp-up of major growth projects and our productivity agenda will deliver another year of record operational performance in FY15
– iron ore production of 225 Mt, up 11%
– copper production of 1.8 Mt, up 5%2
– petroleum liquids production of 122 MMboe3, up 15%2
– metallurgical coal production of 47 Mt, up 4%
Production1 growth from our core portfolio
(FY13 to FY15, %)
Petroleum liquids
Iron ore
Metallurgical coal
Core portfolio
Energy coal
Copper
(25) 0 25 50
1. Copper equivalent production based on FY13 average realised product prices.
2. Excludes operations which were sold during FY14 (Liverpool Bay and Pinto Valley).
3. Included in total petroleum production guidance of 255 MMboe.
Andrew Mackenzie, Chief Executive Officer, 27 October 2014 Slide 15

bhpbilliton
resourcing the future
Cost efficiencies of US$1.9 billion delivered
in FY14
Our commitment to further improve the competitive position of our assets underpinned a US$1.9 billion reduction in controllable cash costs in FY14
– Queensland Coal unit costs declined by 24%
– unit cash costs at our operated copper assets declined by 6% despite a 5% reduction in average ore grade
– equipment debottlenecking, and a reduction in headcount and consumables, delivered US$335 million of cost savings in our Aluminium, Manganese and Nickel business
– 12% reduction in WAIO unit cash costs1 in H2 FY14
– while our focus on liquids led to a slight increase in Onshore US lifting costs, our development drilling costs declined by 16% in the Black Hawk
Cost efficiencies delivered
(FY14 , US$ billion)
3.0
2.0
1.0
0.0
Coal
Copper
Aluminium,
Manganese
& Nickel
Iron Ore
Petroleum
Total
1. Unit cash costs excluding freight and royalties.
Andrew Mackenzie, Chief Executive Officer, 27 October 2014 Slide 16

bhpbilliton
resourcing the future
Targeting at least another US$3.5 billion of productivity-led gains from our core portfolio
Productivity-led volume and cost efficiencies1
(US$ billion)
4.0
3.0 Volume
2.0
A minimum US$2.3 billion per annum reduction in
cash costs is embedded in our three year plan
1.0 Cash costs
0.0
Iron Ore Petroleum Coal Copper Corporate Total
1. Represents planned annualised volume and cash cost productivity gains to be delivered from our core assets only by the end of FY17, relative to our FY14 baseline.
Andrew Mackenzie, Chief Executive Officer, 27 October 2014 Slide 17

Iron Ore: increasing the value of already installed infrastructure bhpbilliton
resourcing the future
We plan to increase WAIO supply chain capacity to 290 Mtpa1,2 by the end of FY17 at very low capital cost
- increase in mine output to ~275 Mtpa1 for no additional fixed plant investment
- Inner Harbour Debottlenecking 1 and Jimblebar Phase 2 projects will support growth to 290 Mtpa1,2 at a low capital intensity
WAIO unit costs3 are expected to decline by 15% in FY15
- targeting a 25% reduction to less than US$20/t4 in the medium term
Targeting 11% growth in volumes
(Mt)
250
200
150
100
50
0
FY11
FY12
FY13
FY14
FY15e
Targeting a 15% reduction in WAIO unit costs3
(US$/t)
30
20
10
0
FY11
FY12
FY13
FY14
FY15e
1. 100% basis.
2. Aspirational run-rate by the end of FY17. Subject to Board approval.
3. Unit cash costs excluding freight and royalties. FY15e is based on an exchange rate of AUD/USD 0.91. 4. Based on real 2014 terms and an exchange rate of AUD/USD 0.91.
Andrew Mackenzie, Chief Executive Officer, 27 October 2014
Slide 18

bhpbilliton
resourcing the future
Petroleum: a clear strategy focused on value over volume
Prioritising the highest return opportunities in our Petroleum business
- investment in our shale liquids acreage generates strong investment returns, typically above 50%1
- high-return brownfield investments will maintain conventional oil and gas production
Onshore US unit cash costs are expected to decline by 10% in FY15
Our capital expenditure program of ~US$4 billion per annum in our Onshore US business will generate strong investment returns
- increase liquids production from the Eagle Ford and Permian to ~200 kb/d by FY17
- deliver positive free cash flow in FY16 and ~US$3 billion per annum by FY20, representing a US$5 billion increase from FY14
Targeting 15% growth in liquids volumes
(MMboe)
300
Liquids
Gas
225
150
75
0
FY11
FY12
FY13
FY14
FY15e
Targeting a 10% reduction in Onshore US unit costs
(US$/mcfe)
4
3
2
1
0
FY11
FY12
FY13
FY14
FY15e
1. Weighted average rate of return after tax (based on September 2014 futures prices) for Eagle Ford and Permian wells expected to be put on line during FY15.
Andrew Mackenzie, Chief Executive Officer, 27 October 2014
Slide 19

bhpbilliton
resourcing the future
Copper: lowering unit costs despite grade decline
We have a high-value suite of development opportunities in our copper portfolio
- evaluating the option to run three concentrators in parallel at Escondida
- the hypogene resource at Spence has the potential to add ~200 ktpa of production1
- heap leach trials at Olympic Dam are progressing well
Escondida unit cash costs have declined significantly despite a 9% reduction in the copper grade
- unit costs2 down 22%4 in two years
- targeting another 5% reduction in FY15
Targeting 5%3 growth in volumes
(kt)
2,000
1,500
1,000
500
0
FY11
FY12
FY13
FY14
FY15e
Targeting a 5% reduction in Escondida unit costs2
(US$/lb)
2.0
1.5
1.0
0.5
0.0
FY11
FY12
FY13
FY14
FY15e
1. Subject to Board approval. Production rate for the first 10 years after commissioning.
2. Unit cash costs excluding treatment and refining charges. FY15e is based on an exchange rate of USD/CLP 568.
3. Percentage growth in volumes excludes Pinto Valley which was sold during FY14.
4. Percentage change includes an adjustment to the FY12 reported figures for the effect of IFRIC 20 on deferred stripping.
Andrew Mackenzie, Chief Executive Officer, 27 October 2014
Slide 20

bhpbilliton
resourcing the future
Coal: moving sharply down the cost curve
The successful delivery of our growth projects has added high-quality metallurgical coal capacity
We have closed 6.8 Mtpa1 of our highest-cost metallurgical coal production at Norwich Park and Gregory, and optimised contract stripping activities at Goonyella and Blackwater
At Queensland Coal (QCoal) we have fundamentally reset the cost base and there is more to come
- unit cash costs down 43% in two years
- targeting another 10% reduction in FY15
All metallurgical coal operations are cash positive despite the low price environment
Targeting 4% growth in metallurgical coal volumes
(Mt)
150
Metallurgical coal
Energy Coal
100
50
0
FY11
FY12
FY13
FY14
FY15e
Targeting a 10% reduction in QCoal unit costs2
(US$/t)
200
150
100
50
0
FY11
FY12
FY13
FY14
FY15e
1. Production ceased at the 5.5 Mt (100% basis) Norwich Park mine on 11 May 2012 and the 1.25 Mt (100% basis) Gregory open-cut mine on 10 October 2012.
2. FY15e is based on an exchange rate of AUD/USD 0.91.
Andrew Mackenzie, Chief Executive Officer, 27 October 2014
Slide 21

bhpbilliton
resourcing the future
Our framework to maximise shareholder returns
Our purpose when allocating capital is to maximise total shareholder returns
Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market
Our capital management framework remains unchanged
- we are committed to a strong balance sheet and a solid A credit rating
- we will seek to at least maintain or grow our base dividend in every reporting period
- we will continue to invest selectively in our diversified portfolio to maximise value and returns through the cycle
- we will continue to return excess capital to shareholders in the most efficient way
NPV
ROC
IRR
Margins
Capital allocation
Maximise shareholder returns
Andrew Mackenzie, Chief Executive Officer, 27 October 2014
Slide 22

bhpbilliton
resourcing the future
Our strong balance sheet ensures we have access to capital at a consistently lower cost
We remain committed to our solid A credit rating
- we manage to a single A1 or A21 through the cycle by considering expected cash flows in a low case scenario
It is a fundamental enabler of our strategy
- low cost of funding through the cycle
- access to sufficient liquidity, including during periods of significant market volatility
- access to diverse sources of funding
- a well-balanced maturity profile averaging ~10 years
- underpins an efficient cost of capital for the Group
Return excess
to shareholders
Capital allocation
Strong balance sheet & solid A credit rating
Investment
Progressive base dividend
Low cost access to funding
Credit spread
(US$ billion)
(in bps, US$ 10-year)
7.0
700
3.5
350
0.0
0
FY05
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
BHP Billiton issuances
Single A margin over US$ LIBOR
BBB margin over US$ LIBOR
Implied BHP Billiton issuance margin over US$ LIBOR
1. Single A is a Standard & Poor’s credit rating and A2 is a Moody’s credit rating.
Andrew Mackenzie, Chief Executive Officer, 27 October 2014
Slide 23

An unbroken dividend with a higher growth rate

bhpbilliton
resourcing the future

- By having a strong balance sheet and investing in our best businesses we have delivered superior growth in our base dividend
  - increased at a CAGR of 17%[1]
  - unbroken during the global financial crisis, a key point of differentiation
- Following the proposed demerger we will seek to steadily increase or at least maintain our dividend per share, implying a higher payout ratio
  - underpinned by the strong margins and returns generated by our uniquely diversified core portfolio



Return excess to shareholders
Strong balance sheet & solid A credit rating
Capital allocation
Investment
Progressive base dividend

Strong growth in our progressive base dividend[2]
(dividends declared, US cents per share, index, FY04=100)



500
250
0
CAGR: 17%[1]
FY04
FY05
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
BHP Billiton
Peer A-
Peer BBB

1. Refers to Compound Annual Growth Rate (CAGR) over the period FY04 to FY14.
2. Peer group based on LSE constituents: Anglo American and Rio Tinto.

Andrew Mackenzie, Chief Executive Officer, 27 October 2014 Slide 24

bhpbilliton
resourcing the future
Disciplined investment process to maximise value and returns
Our rigorous process considers all alternatives for capital
- continued investment in our business
- portfolio simplification
- the growth rate of our dividend
- an investment in our own shares
Capital and exploration expenditure1 declined by 32% in FY14 to US$15.2 billion
Our level of investment is expected to decline again in FY15 to US$14.8 billion and be no more than US$14 billion beyond the demerger
Capital allocation
Strong balance sheet & solid A credit rating
Return excess to shareholders
Investment
Progressive base dividend
A substantial reduction in expenditure
(capital and exploration expenditure, US$ billion)
25
20
32% reduction
15
10
5
0
FY13
FY14
FY15e
FY16e
Maintenance
Exploration
Onshore US
Conventional
Approved minerals projects
1. BHP Billiton share; excludes capitalised deferred stripping and non-controlling interests; includes BHP Billiton proportionate share of equity accounted investments.
Andrew Mackenzie, Chief Executive Officer, 27 October 2014
Slide 25

bhpbilliton
resourcing the future
Improving capital productivity
Our opportunity-rich portfolio remains a key point of differentiation
By operating within a disciplined framework and by testing all investment decisions against challenging criteria we will increase the capital efficiency of the Group
- we continue to forecast an average investment return of >20%1 for our portfolio of high-quality development options
As we improve capital productivity we may choose to invest less without penalising the long-term value equation
NPV
ROC
IRR
Margins
Capital allocation
Maximise shareholder returns
Competition has raised investment returns2
(nominal IRR, %)
Returns
Projected average IRR2 of >20%
Value
FY12 plan
FY15 plan
1. Ungeared, post tax, nominal rate of return.
2. Includes our favoured six operated major project options with outlier projects scaled for illustrative purposes. FY12 plan normalised for price and foreign exchange.
Andrew Mackenzie, Chief Executive Officer, 27 October 2014
Slide 26

Our strategy and strong balance sheet have delivered superior returns for our shareholders

Key enablers for total shareholder returns

Metrics over 10 years[1]	BHP Billiton A+	Peer A-	Peer BBB
Cost of funding spread (basis points)[2]	72	106	182
Unbroken progressive dividend	✓	✗	✗
Dividend CAGR[3]	17%	14%	4%
Buy-back (% of issued shares repurchased)[4]	15%	(18%)	6%
Total capital return	$64 bn[5]	$18 bn	$22 bn
Return on capital	28%	21%	14%
Total shareholder returns	**394%**	**245%**	**47%**


Return excess to shareholders
Capital allocation
Strong balance sheet & solid A credit rating
Progressive base dividend
Investment

Source: Annual reports and Bloomberg.
1. Peer group based on LSE constituents: Anglo American and Rio Tinto. Standard & Poor's ratings sourced from Bloomberg. All metrics over 10 years unless stated otherwise.
2. Indicative cost of debt (based on current g-spread of 10-year bonds issued in 2012). The g-spread is calculated as the spread differential between the security's yield and the interpolated government rate (United States Treasury).
3. Refers to Compound Annual Growth Rate.
4. Includes buy-backs and right issues.
5. Included US$22.6 billion buy-backs at an average price of less than US$25 per share.

Andrew Mackenzie, Chief Executive Officer, 27 October 2014 Slide 27

bhpbilliton
resourcing the future
Key themes
We are delivering on our commitments
A simplified portfolio will deliver stronger growth and margins
Safety is paramount
Managing our assets in a sustainable way for the benefit of all stakeholders
We are positioned for another year of record production
Targeting at least another US$3.5 billion of productivity-led gains from our core portfolio
Our high-quality assets and solid A balance sheet enable us to generate superior shareholder returns
Andrew Mackenzie, Chief Executive Officer, 27 October 2014
Slide 28

bhpbilliton
resourcing the future

Nelson Point
Uniquely placed to resource the future
Mike Henry
President – HSE, Marketing and Technology
27 October 2014
bhpbilliton
resourcing the future

Disclaimer
bhpbilliton resourcing the future
Forward-looking statements
This presentation contains forward-looking statements, which may include statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Underlying attributable profit, Underlying basic earnings per share, Underlying EBITDA interest coverage, Adjusted effective tax rate, Underlying EBIT margin, Underlying EBITDA margin, Underlying return on capital, Free cash flow, Net debt and Net operating assets. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in the new company to be created by the proposed demerger (NewCo) in any jurisdiction.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 2

Key themes
bhpbilliton resourcing the future
Virtuous cycle of industrialisation, urbanisation and consumption in emerging economies is expected to continue to underpin long-term commodities demand growth
We retain a margin advantage for our steelmaking raw materials based on our quality and cost position
Copper will remain supply constrained and a deficit is expected beyond 2018
Energy demand growth will remain positive although the shape of future energy demand mix is difficult to predict
Population growth and the shift towards higher protein diets will require more productive crops given the limited availability of arable land
Our diversified portfolio is uniquely placed to resource the future
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 3

We consider divergent yet plausible scenarios in our portfolio decisions bhpbilliton resourcing the future
Our corporate planning process is underpinned by scenario analysis
- encompasses a spectrum of potential outcomes for key global uncertainties
- considers technical, economic, political and global governance trends
- explores potential portfolio discontinuities and opportunities
- tests the robustness of our portfolio against potential financial and non-financial outcomes
Bottom-up sectoral and commodity analysis provides further insight
- focused on key drivers of demand and supply
- informed by our customer relationships and proprietary research
Scenario analysis
Green
Protectionism
Scarcity
Central
Globalism
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 4

Emerging economies will continue to drive global growth and commodities demand bhpbilliton resourcing the future
Demand for our commodities continues to be strong, underpinning the long-term outlook for our portfolio of products
The transition to consumption-led growth in the developing world is underway and will change the shape of commodities demand
- early stage investment-led growth is steel intensive
- demand for copper and electricity increases as an economy transitions to manufacturing-led growth
- consumption and services-led growth support long-term demand for energy and food
Continued momentum in the emerging economies…
(GDP, US$ trillions, 2010 Purchasing Power Parity)
150 100 50 0
Advanced economies
Emerging & developing economies
2000 2005 2010 2015 2020 2025 2030
…will support commodity demand growth
(index, 2014=100)
250 200 150 100
Energy coal (contestable)
Iron ore (contestable)
Potash Copper (semis)
LNG
2014 2016 2018 2020 2022 2024 2026 2028 2030
Source: BHP Billiton; Global Insight.
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 5

The urbanisation and industrialisation of the developing world is far from complete bhpbilliton resourcing the future
Urbanisation and industrialisation in the developing world continues to underpin commodities demand
- potential for ~250 million people to urbanise in China by 2030
The emergence of the middle class in Asia will be unprecedented in scale
- potential for ~75 million light duty vehicles to be produced annually in Asia by 2030
- potential for ~100 million new air conditioners to be installed in India by 2030
- potential for ~24 Mt more meat1 to be consumed per year in Asia by 2030
Urbanisation rates 2015-50
(%)
100 80 60 40 20
UN projected increase in urban population 2015-50
0.2bn
1.7bn
0.5bn
2015e 2030e 2050e
High income Middle income Low income
Light duty vehicle penetration2
(number of vehicles per thousand people)
800 600 400 200 0
US
Japan
Europe
Mexico
Middle East
Brazil
Other Latin America
India
China
1 10 100
GDP/capita
(US$ thousands, log scale)
Source: United Nations, Department of Economic and Social Affairs, Population Division (2014); World Urbanization Prospects: The 2014 Revision; National Bureau of Statistics of China; McKinsey; BBVA; HSBC Research; IHS Global Insight; BHP Billiton.
1. Includes broiler, pork, beef and veal meat.
2. Light duty vehicles include passenger cars and light commercial vehicles. Note: 2013 estimates.
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 6

We retain a margin advantage for our steelmaking raw materials bhpbilliton resourcing the future
Iron ore
Growth in low-cost seaborne supply will continue to outpace demand and the cost curve will flatten
Longer term, an increase in scrap availability in China will impact demand for pig iron
Metallurgical coal
The market will recover from current cyclical lows with the exit of high-cost supply
- supply cuts totalling 21 Mtpa have already been announced with further cuts likely as oversupply remains
- China is expected to remain a significant importer but much of its demand growth will be met by domestic supply
A scarcity of high-quality resources will underpin longer-term seaborne demand in other emerging economies
The iron ore cost curve is flattening
(CIF China equivalent basis, US$/t, nominal)
CY13
CY15
Cumulative volume
(Mt)
HCC1 has broader emerging market exposure
(seaborne demand, index, 2014=100)
160 120 80 40 0
2009 2014 2019 2024 2030
Europe J/K/T2 China India RoW
Source: BHP Billiton; cost curve from Macquarie Bank; Wood Mackenzie May 2014. 1. HCC refers to hard coking coal.
2. J/K/T refers to Japan, Korea and Taiwan.
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 7

Copper will remain supply constrained and a deficit is expected beyond 2018 bhpbilliton resourcing the future
The outlook for copper demand remains compelling as emerging economies transition to consumption-led growth
- Chinese copper semis intensity is equivalent to Japan’s in the 1960s
- global copper demand is expected to grow at a CAGR of 2.3% to 2030
In the near term, new supply induced by high prices will marginally exceed demand growth
Beyond 2016, a significant deficit is expected to emerge
- grade decline remains an ongoing challenge
- existing and new greenfield supply will face a shortage of ready-made power and water supply
- these factors will also significantly impact the cost of global supply
Strong consumption growth from Asia (ex-Japan)
(copper semis, Mt)
30 20 10 0
2010 2015 2020 2025 2030
Consumer & other Transport Industrial Electrical Construction
Copper grade1 decline will lead to a market in deficit
(Mt)
4 0 (4) (8) (12) (16)
(% Cu in the mill)
1.10 1.05 1.00 0.95 0.90 0.85
Surplus/deficit (LHS)
Cu grade (RHS)
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2030
Source: BHP Billiton; Wood Mackenzie.
1. Production from current operating mines and committed new projects, copper grade data only available until 2025.
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 8

Energy demand growth will remain positive…
bhpbilliton resourcing the future
Increasing energy demand is projected under a variety of scenarios, with electrification and transport leading the growth
Electricity generation is forecast to rise strongly across multiple end-use sectors
- 1.7 billion people expected to gain first access to electricity by 2030
Industrial use of energy in manufacturing grows to meet increased demand for consumables
Transportation fuel requirements are forecast to increase
- more households in developing countries are able to purchase private vehicles, often for the first time
- demand for aviation and sea freight is on the rise
The global energy complex will remain diverse
(growth in primary energy supply, index, 2010=100)
140 120 100 80 60 40 20 0
2010 2015 2020 2025 2030
Coal Natural gas Oil Nuclear Renewables
Source: BHP Billiton; Energy Balances ©OECD/IEA, 2013; World Energy Outlook ©OECD/IEA, 2012; New Policies Scenario of World Energy Outlook ©OECD/IEA, 2013.
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 9

… although the shape of future energy demand is difficult to predict bhpbilliton resourcing the future
Asia is expected to account for two thirds of energy demand growth to 2030
- growth in China and India will be equivalent to current US energy demand
Global and regional energy policies, together with economic policy, will significantly influence the shape of future energy demand
Carbon emissions and climate change represent key challenges for the energy sector
Our diversified portfolio will provide us flexibility as the world makes its energy choices
Energy balances by region
North America 2010 2030
Europe 2010 2030
CIS 2010 2030
Asia 2010 2030
Middle East 2010 2030
South America 2010 2030
Africa 2010 2030
Australia 2010 2030
Demand
Supply
Renewables
Uranium
Natural gas
Thermal coal
Oil
Net imports
Source: BHP Billiton; Energy Balances ©OECD/IEA, 2014; World Energy Outlook ©OECD/IEA, 2013; Wood Mackenzie; EIA.
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014 Slide 10

Population growth and the shift towards higher protein diets will require more productive crops bhpbilliton resourcing the future
The long-term demand fundamentals for agricultural products remain attractive
- growing global population
- greater economic prosperity
- changing food consumption patterns
Constraints on arable land will require higher yields to meet crop demands
Soil conditions in key crop producing countries require higher potash application rates in order to grow output
The world needs new greenfield potash capacity to meet demand beyond 2020
Our large resource base can underpin the staged development of a low-cost potash business that will generate attractive investment returns
People fed per hectare of arable land
(number of people)
3.1 3.5 4.0 4.5 4.8 5.1
1980 1990 2000 2010 2020e 2030e
A deficit will emerge in potash beyond 2020
(muriate of potash, Mt)
Supply < Demand
2011-2020e 2021-2030e
Cumulative supply Cumulative demand
Source: BHP Billiton; IHS Global Insight; Food and Agriculture Organization of the United Nations.
Note: Crops include corn, soybeans, wheat, rice, barley, sorghum, cotton, sunflower, rapeseed, sugarbeets, sugarcane.
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014 Slide 11

A diversified portfolio resourcing the future
bhpbilliton resourcing the future
Our core portfolio1 reflects our differentiated strategy
- large, long-life, low-cost, expandable, upstream assets
- diversified by commodity, geography and market
It provides broad exposure to steelmaking raw materials, copper, energy and potentially agricultural markets
This unique level of diversification and our OECD oriented footprint affords greater flexibility and resilience as we respond to changes in commodity markets
Our low-cost position will be further enhanced by our productivity agenda ensuring our portfolio continues to deliver value across a wide range of scenarios
Diversified by commodity, geography and market
(core portfolio, FY14 % contribution)
100 75 50 25 0
Coal Petroleum Copper Iron Ore
North America South America Australia
North America Other Asia Japan China
RoW Australia Europe India
Revenue by commodity2
Revenue by geography2
Revenue by market3
Sales profile by end-use sector3
(% of copper equivalent units of production)
Other Consumer durables Heating
Machinery/ capital goods
Industry & feedstock
Transportation
Power & electronics
Construction
1. Core portfolio following successful execution of proposed demerger.
2. Excludes third party trading activities.
3. Revenue by market represents location of customer.
4. Current BHP Billiton portfolio excluding Aluminium and Nickel. End use sectors approximated using total market share of consumption (exact final use of BHP Billiton products could vary).
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 12

Key themes
bhpbilliton resourcing the future
Virtuous cycle of industrialisation, urbanisation and consumption in emerging economies is expected to continue to underpin long-term commodities demand growth
We retain a margin advantage for our steelmaking raw materials based on our quality and cost position
Copper will remain supply constrained and a deficit is expected beyond 2018
Energy demand growth will remain positive although the shape of future energy demand mix is difficult to predict
Population growth and the shift towards higher protein diets will require more productive crops given the limited availability of arable land
Our diversified portfolio is uniquely placed to resource the future
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 13

bhpbilliton resourcing the future

Western Australia Iron Ore
Our pursuit of continuous improvement
Mike Henry
President – HSE, Marketing and Technology
27 October 2014
bhpbilliton resourcing the future

Disclaimer
bhpbilliton resourcing the future
Forward-looking statements
This presentation contains forward-looking statements, which may include statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Underlying attributable profit, Underlying basic earnings per share, Underlying EBITDA interest coverage, Adjusted effective tax rate, Underlying EBIT margin, Underlying EBITDA margin, Underlying return on capital, Free cash flow, Net debt and Net operating assets. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in the new company to be created by the proposed demerger (NewCo) in any jurisdiction.
Reliance on third-party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 2

Key themes
bhpbilliton resourcing the future
Our culture underpins safe and productive operations
The BHP Billiton Operating Model supports continuous performance improvement
Our common systems and processes allow us to accelerate the replication of best practice
We have a structured approach to productivity
- Equipment: improving availability, utilisation and rate
- People: optimising the size of our workforce and building the right capability and culture
- Supply: reducing total cost of ownership
- Capital: lifting portfolio returns through increased competition for capital and improved processes
- Marketing: realising full value, reducing supply chain costs and enabling upstream productivity
Targeting at least US$3.5 billion of productivity-led gains from our core portfolio
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 3

Our productivity agenda is delivering strong results and will maximise value for shareholders bhpbilliton resourcing the future
Our performance focus
We aim to sustainably realise the full potential of our assets for maximum value creation
We have a structured approach to productivity
- we focus on five core areas: Equipment, People, Supply, Capital and Marketing
- we measure performance using simple, granular, integrated operational metrics
The BHP Billiton way
Our unique Operating Model, complemented by our culture and capability, allows us to drive sustainable performance improvement across the entire organisation
Technology development and deployment will be enhanced by the Operating Model, further enabling differentiated performance
Continuous performance improvement
Productivity
Equipment
People
Supply
Capital
Marketing
NPV ROC
MARGINS IRR
Maximise shareholder returns
Sustainable performance
Operating Model
Culture & Capability
Technology
Focus over time
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 4

Our culture underpins safe and productive operations
bhpbilliton resourcing the future
Our culture and capability
Our people strategy complements our Operating Model
- senior leaders are committed to all aspects that drive our culture
- guided by half-yearly employee surveys and leadership assessments
- strong correlation observed between inclusive leadership and better productivity
Keeping our people and operations safe
Safety and productivity are closely linked
- planned work helps drive safe and productive outcomes
- record low TRIF1 of 4.2 per million hours worked in FY14
Key aspects of our culture
Operating Model Optimisation
Leadership Capability
Performance Enablement
Our People Strategy
Our Culture
Our Operating Model
Organisation Design Protocol
Systems & Processes
Group Level Documents
Total Recordable Injury Frequency
(number of recordable injuries per million hours worked)
10 8 6 4 2 0
down 51%
FY05 FY06 FY07 FY08 FY09 FY10 FY11 FY12 FY13 FY14
1. Total Recordable Injury Frequency for BHP Billiton managed and operated sites.
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 5

Our Operating Model supports continuous improvement
bhpbilliton resourcing the future
Our Operating Model
A simple and scalable organisational design to deliver sustainable performance
Defines how we work, how we are organised and how we measure performance
Critical success factors
Standardised organisational design, systems, processes, planning and reporting
- common structures, roles and accountabilities
- a dedicated analysis and improvement function in all areas
- rapid identification and execution of improvement opportunities
We are simplifying our processes and performance requirements
We are structured for maximum efficiency
(operation structure)
GM Senior Manager
Manager Superintendent
Co-ordinator Senior Supervisor
Supervisor Operator
CY10
GM Manager
Superintendent Supervisor
Operator
Current
We are simplifying our processes
(number of planning policy pages and required approvals)
150 100 50 0
CY08 CY12 CY14
Pages Authorities
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 6

Our common systems and processes allow us to accelerate replication of best practice bhpbilliton resourcing the future
Our integrated management systems provide a rich data source
- we measure, track and benchmark performance down to single components
Using common systems and processes allows us to accelerate replication of best practice
The benefits of our Operating Model are clearly evident in the optimisation of our maintenance activities
- standardised task lists have been created and are now consolidated and replicated
- allows us to codify best practice
- reduces equipment down time and increases component life
We are standardising our maintenance activities…
(maintenance work orders1 with standardised task lists2, ‘000s)
250 200 150 100 50 0
FY12
FY13
FY14
…and extending the life of our equipment
(variation in component replacement intervals of 793F trucks, ‘000 hours)
25 20 15 10 5
Engine
Transmission
Differential
Torque converter
Final drive
‘best-in-class’ performance
1. Orders generated by maintenance planning process informing maintenance personnel of corrective or preventive maintenance work required.
2. Detailed instructions related to work orders informing maintenance personnel on how to successfully execute required tasks, and resource requirements from completion of the task.
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 7

Equipment: availability, utilisation and rate
bhpbilliton resourcing the future
We relentlessly target our bottlenecks
- a 6% increase in total asset utilisation1 underpinned a 9% increase in Group production2 in FY14
We benchmark the performance of our equipment internally and externally
Transparency underpins the pursuit of ‘best-in-class’ performance
The value of this approach is exemplified by the performance of our trucking fleet in FY14
- availability increased by 3%
- utilisation increased by 10%
- rate of hauling increased by 10%
- as a result our trucking fleet moved 22% more tonnes
Utilising the power of data
(truck utilisation3, %)
FY13
FY14
Aspirational
10% increase in average utilisation
35% decrease in variability4
1. Supply chain from mine to final product at WAIO, Escondida, Pampa Norte, BMA and BMC.
2. Copper equivalent production based on FY13 average realised product prices.
3. Data approximated to fit normal distribution. Overall mean represents the underlying performance of approximately 800 trucks across the BHP Billiton portfolio.
4. Variability arrows represent the standard deviation for FY13 and FY14 respectively.
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 8

People: building the right capability and culture
bhpbilliton resourcing the future
People productivity is a key value driver
- labour1 represented 41% of our operating cost base in FY14
- we reduced our total labour spend by 10% in FY14
We have increased people productivity by 38% since FY122
- strategic insourcing to build the right capability and culture has achieved a ‘fit for purpose’ employee to contractor ratio
We anticipate a continued increase in people productivity
- supporting our people in developing their capability
- utilisation of technology to automate and simplify labour-intensive operations
- focusing our people on the highest value adding activities
We have significantly reduced our labour cost…
(US$ billion)
40 30 20 10 0
54%
26%
20%
FY13
59%
22%
19%
FY14
Other operating costs
Total contractor/ consulting services
Employee costs
…and our people are becoming more productive
(CuE/FTE1, index, FY12=100)
140 120 100 80
up 40%
FY12
FY13
FY14
1. Labour comprises employee benefits expense, and external contractor and consulting services.
2. Copper equivalent unit production per full-time equivalent. Based on major operated assets.
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 9

Supply: reducing total cost of ownership
bhpbilliton resourcing the future
We are extending the life of consumables and pursuing opportunities identified through benchmarking to reduce overall supply costs
- procurement cost savings of US$1.6 billion achieved over FY13 and FY14
We are pursuing multiple opportunities to reduce our working capital balances
- a four-day improvement in average payables performance in H2 FY14 improved cash utilisation by US$0.6 billion
- we are targeting a reduction in operating spares and consumables inventory to achieve benchmark stock turn performance
Supply cost savings have exceeded targets
(US$ billion)
2.0 1.0 0.0
Target
Actual
AM&N Coal Copper Iron Ore Petroleum & Potash
Pursuing further opportunities in inventories
(stock turn ratio1)
1.6 1.2 0.8
opportunity
BHP Billiton
Benchmark
1. Cumulative consumption over average inventory holding in preceding 12 month period.
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 10

Capital: competition for capital and improved processes have increased project returns bhpbilliton resourcing the future
Our opportunity-rich portfolio is a key differentiator and underpins an internal focus
We have improved our processes and execution capability resulting in less budget over-runs and lower cost variability
Competition for capital has driven a strong sense of capital stewardship
- project teams are incentivised to do more for less
- modular execution approaches are tailored for market conditions
- we continue to forecast an average investment return of >20%1 for our portfolio of high-quality development options
As we improve capital productivity we may invest at the same rate to create even more value or invest less and increase cash returns to shareholders
Major capital cost predictability2
Proportion of projects
Projects post-CY09
Projects pre-CY09
average cost over-run reduced by 23%
65% decrease in variability3
Under-run
Over-run
1. Ungeared, post tax, nominal rate of return for our major project options considered in the five year plan.
2. Data sample includes 25 projects that were approved after end of CY09 and 30 projects before that. Data approximated to fit normal distribution.
3. Variability arrows represent the standard deviation for pre-CY09 and post-CY09 respectively.
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 11

Marketing: realising full value for our products
bhpbilliton resourcing the future
Our marketing team is a major contributor to the Group’s productivity agenda
- we are increasing volumes through supply chain optimisation
- changes to quality specifications are enhancing the value of our resource
- better forecasting underpins predictable supply chain management, yielding higher volumes at lower cost
- deep technical capability supports our ability to maximise the full value of our products
At Port Hedland we have enhanced vessel mix, increasing iron ore throughput and reducing turnaround times
- over 40% of voyages now use larger >200,000 DWT1 vessels
- over US$12 million in costs saved from a ~650 day reduction in demurrage in FY14
Improved sales forecast accuracy with lower variability
(% actual vs forecast, sales volumes for all commodities)
H2 FY14 H2 FY13
4% improvement in forecast accuracy
30% decrease in variability2
Port Hedland vessel turnaround time
(average days, index, FY13=100)
110 100 90
down 6%
FY13
FY14
1. Deadweight tonnage.
2. Variability arrows represent the standard deviation for H2 FY13 and H2 FY14 respectively.
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 12

Our pursuit of continuous improvement
bhpbilliton resourcing the future
Our structured approach to performance improvement is creating value
- productivity-led volume and cost efficiencies of US$2.9 billion achieved in FY14, exceeding target by 61%
- more than US$6.6 billion of sustainable productivity gains1 embedded since FY12
Targeting additional gains of at least US$3.5 billion2 by the end of FY17
– US$2.3 billion reduction in cash costs
- US$1.2 billion volume-related productivity gains
Our foundation will enable more confident deployment of select technologies to underpin further productivity improvement
Over US$6.6bn of productivity gains embedded…
(relative to FY12 baseline, US$ billion)
12 8 4 0
FY13
FY14
FY17e1
Target2
Embedded cost efficiencies
Embedded volume efficiencies
…with a further US$3.5 billion expected by FY17
(US$3.5 billion target, %)
Other
3%
Copper 10%
Coal 11%
Petroleum
& Potash 15%
Iron Ore 61%
Volume efficiencies 34%
Cost efficiencies 66%
1. US$2.9 billion of productivity gains were achieved in FY14 in addition to US$3.7 billion of productivity gains reported in FY13 (subsequently restated to US$4.3 billion due to an increase of US$0.8 billion on adoption of IFRS 10 and IFRS 11, and a decrease of US$0.2 billion due to the inclusion of previously classified one-off items).
2. Represents planned annualised volume and cash cost productivity gains to be delivered from our core assets only, relative to our FY14 baseline.
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 13

Key themes
bhpbilliton resourcing the future
Our culture underpins safe and productive operations
The BHP Billiton Operating Model supports continuous performance improvement
Our common systems and processes allow us to accelerate the replication of best practice
We have a structured approach to productivity
- Equipment: improving availability, utilisation and rate
- People: optimising the size of our workforce and building the right capability and culture
- Supply: reducing total cost of ownership
- Capital: lifting portfolio returns through increased competition for capital and improved processes
- Marketing: realising full value, reducing supply chain costs and enabling upstream productivity
Targeting at least US$3.5 billion of productivity-led gains from our core portfolio
Mike Henry, President - HSE, Marketing and Technology, 27 October 2014
Slide 14

bhpbilliton
resourcing the future

Newman
Safely growing production while lowering costs
Jimmy Wilson
President – Iron Ore
27 October 2014
bhpbilliton resourcing the future

Disclaimer
bhpbilliton resourcing the future
Forward-looking statements
This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Underlying attributable profit, Underlying basic earnings per share, Underlying EBITDA interest coverage, Adjusted effective tax rate, Underlying EBIT margin, Underlying EBITDA margin, Underlying return on capital, Free cash flow, Net debt and Net operating assets. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in the new company to be created by the proposed demerger (NewCo) in any jurisdiction.
Reliance on third-party information
The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.
Jimmy Wilson, President - Iron Ore, 27 October 2014
Slide 2

Disclaimer (continued)

Ore Reserves, Mineral Resources and Exploration Targets

The information in this presentation that relates to the FY2014 Western Australia Iron Ore (WAIO) Ore Reserves, Mineral Resources (inclusive of Ore Reserves) and Exploration Targets was first reported by the Company in compliance with the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2012' ('The JORC Code 2012 Edition') in market releases dated as follows:

BHP Billiton Operational Review for the Year Ended 30 June 2014 – 23 July 2014 (WAIO Mineral Resources); BHP Billiton Unlocking Shareholder Value Presentation – 19 August 2014 (WAIO Exploration Targets); and 2014 BHP Billiton Annual Report – 25 September 2014 (WAIO Ore Reserves). All reports (including those referenced below) are available to view on http://www.bhpbilliton.com.

WAIO FY2007 Mineral Resources and Ore Reserves are compiled by P. Whitehouse (MAusIMM) and T. Cockerill (MAusIMM) respectively, from the 2007 BHP Billiton Annual Report, dated 20 September 2007. WAIO FY2007 Exploration Targets are compiled by J. Knight (MAIG) from the BHP Billiton Western Australia Iron Ore Site Tour Presentation, dated 27 September 2011. This information was reported under the 'Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, 2004' ('The JORC Code 2004 Edition').

The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcements and, in the case of estimates of Mineral Resources and Ore Reserves, that all material assumptions and technical parameters underpinning the estimates in the relevant market announcements continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Persons' findings are presented have not been materially modified from the original market announcements.

WAIO FY2014 Exploration Targets, Mineral Resources and Ore Reserves are compiled by: J. Knight (MAIG), P. Whitehouse (MAusIMM) and T. Cockerill (MAusIMM) respectively. The above-mentioned persons are full-time employees of BHP Billiton, unless otherwise stated, and have the required qualifications and experience to qualify as Competent Persons for Exploration Targets, Mineral Resources and Ore Reserves under the relevant editions of the JORC Code. The compilers verify that this presentation is based on and fairly reflects the Exploration Targets, Mineral Resources and Ore Reserves information in the supporting documentation and agree with the form and context of the information presented.

The Exploration Targets, Mineral Resources and Ore Reserves breakdown by classification for WAIO FY2014 against FY2007 (100% basis) are contained in Table 1. All tonnes and grade information has been rounded, hence small differences may be present in the totals. Tonnages are reported on a wet basis in billions of tonnes (Bt). The range of Exploration Targets is estimated from geological information including drill holes, outcrops and geophysical information. The potential quantity is conceptual in nature, there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the determination of a Mineral Resources. It should not be expected that the quality of the Exploration Targets is equivalent to that of the Mineral Resources. Deterministic target ranges are generated by multidisciplinary teams using a formal company procedure. Exploration Targets will be tested with future exploration activities in alignment with Business strategy.

Ore Reserves, Mineral Resources and Exploration Targets

Table 1

Deposit	Financial Year	Proved Reserves (Bt)	Probable Reserves (Bt)	Total Ore Reserves (Bt)	Measured Resources (Bt)	Indicated Resources (Bt)	Inferred Resources (Bt)	Total Mineral Resources (Bt)	Range of Exploration Targets (Bt)			BHP Billiton interest (%)
									Low	Mid	High	
WAIO	2007	1.3 @ 60.5% Fe	1.1 @ 60.8% Fe	2.4 @ 60.6% Fe	1.7 @ 60.6% Fe	2.1 @ 60.3% Fe	4.2 @ 59.9% Fe	8.0 @ 60.1% Fe	12	24	36	87[1]
WAIO	2014	1.7 @ 60.5% Fe	2.0 @ 61.0% Fe	3.7 @ 60.7% Fe	2.6 @ 60.0% Fe	5.6 @ 59.8% Fe	15 @ 59.0% Fe	23 @ 59.3% Fe	18 @ 56-60% Fe	31 @ 56-60% Fe	58 @ 56-60% Fe	88[1]

1. WAIO BHP Billiton interest is reported as Pilbara Ore Reserve tonnes weighted average across all Joint Ventures. BHP Billiton ownership varies between 85% and 100%.

Jimmy Wilson, President - Iron Ore, 27 October 2014

Slide 3

Key themes
bhpbilliton resourcing the future
We value safe and sustainable operations above all else
We have the strongest resource position in the Pilbara
A relentless focus on availability, utilisation and rate is enhancing performance across our integrated supply chain
We are targeting FOB unit costs of less than US$20 per tonne at WAIO over the medium term and will require less sustaining capital investment than others in the industry
We plan to grow WAIO production by 65 Mtpa at a capital intensity of approximately US$30 per annual tonne
Jimmy Wilson, President - Iron Ore, 27 October 2014
Slide 4

Iron Ore – a key pillar of BHP Billiton
bhpbilliton resourcing the future
Our Iron Ore business, comprising Western Australia Iron Ore (WAIO) and Samarco, has delivered exceptional returns over the last five years
– 22% of total BHP Billiton production1
– average Underlying EBIT margin2 of 59%
– US$57 billion of Underlying EBIT representing 46% of the Group total
– invested US$22 billion representing 28% of the Group total
– generated an average return on net operating assets3 of 66%
A major contributor to production
(% of BHP Billiton production1)
100 75 50 25 0
FY10 FY11 FY12 FY13 FY14
A major contributor to earnings
(% of BHP Billiton Underlying EBIT)
100 75 50 25 0
FY10 FY11 FY12 FY13 FY14
Iron Ore
BHP Billiton
Note: Financial information for FY13 onwards has been included on the basis of IFRS 10, IFRS 11 and IFRIC 20.
1. Based on copper equivalent production calculated using FY09 average realised prices. 2. Excludes third party trading activities.
3. Represents Underlying EBIT divided by net operating assets.
Jimmy Wilson, President - Iron Ore, 27 October 2014
Slide 5

We have the strongest resource position in the Pilbara
bhpbilliton resourcing the future
Our Pilbara Mineral Resource has tripled1 in size during the last seven years
– Resources of 23 Bt inclusive of Reserves of 3.7 Bt2
Our current focus is to increase resource definition around existing hubs
Our resource endowment will support our business for more than 100 years4
WAIO mineral inventory2,3,4
(billion wet tonnes, 100% basis)
80 60 40 20 0
Exploration Targets (mid)
Mineral Resource
Exploration Targets (low - high range)
+68%
FY07
FY14
1. Relates to our Total Resource FY07 versus FY14.
2. Resource and Reserve confidence classification and grades are tabulated in Disclaimer Table 1 on slide 3.
3. The range of Exploration Targets is estimated from geological information including drill holes, outcrops and geophysical information, and is shown as a range (black bars). The potential quantity is conceptual in nature, there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the determination of a Mineral Resource. Refer to Disclaimer on slide 3.
4. Mineral inventory is equal to the sum of FY14 Mineral Resources and ranged Exploration Targets. Inventory life is estimated from the mineral inventory (classified Mineral
Resources converted to a run-of-mine basis using historical Mineral Resources to Ore Reserves conversion and Exploration Targets (Mid) converted using conceptual conversion) divided by the FY14 production rate on a 100% basis.
Jimmy Wilson, President - Iron Ore, 27 October 2014
Slide 6

The characteristics of our ore bodies support high-margin operations bhpbilliton resourcing the future
Our ore bodies underpin low cost operations
– a low strip ratio of 1.3x
– current operations are primarily above the water table and only 2% of production is beneficiated
We have a suite of high-quality products
– product specification will be maintained at the 62% Fe benchmark
– lump is expected to remain ~25%1 of the product mix
The geographic concentration of our major mining hubs is a key differentiator
– a new mining hub is not required for at least 30 years
– no replacement mines are expected to be required for at least eight years
Port Hedland
Finucane Island
Nelson Point
Yarrie
Port Hedland Newman Railway
Marillana
Yandi
Mining Area C
South Flank
Jinidi
Newman
Jimblebar
~250km
Existing hubs
Future options
Suspended operations
1. Total WAIO lump as a percentage of production includes Yandi fines.
Jimmy Wilson, President - Iron Ore, 27 October 2014
Slide 7

At WAIO we operate a fully integrated supply chain from mine to rail to port bhpbilliton
resourcing the future

Integrated Remote Operations Centre

- Flow
- Synchron-isation
- Balance

Focus at Mines

Enable SL[1] utilisation – Target the factors that mines control

Product on specification



Load times



Ore car weights



Focus at Rail

Enable SL[1] utilisation – Target the reliable feeding of port

Reliable travel times and train departures per day



Reliable feed of car dumpers



Focus at Port

Lifting SL[1] utilisation – Maximise berth loading hours, underpinned by reliability

Vessel sequencing and yard focus



Direct to ship complementing BWR[1] routes



1. Refers to shiploader (SL) and bucket wheel reclaimer (BWR).

Jimmy Wilson, President - Iron Ore, 27 October 2014
Slide 8

Focus on availability, utilisation and rate has raised mines performance bhpbilliton resourcing the future
Availability of mine reclaimers and train load-outs has increased, improving supply chain performance
– centralised shutdown management has resulted in a significant reduction in shutdown frequency
Utilisation of OHPs1 has increased by 9% from FY13 to FY15 YTD
– focus on reducing feed delays by choke feeding primary crushers
– installation of a grizzly at Mining Area C reduced crusher feed delays
Rate of processing at OHPs1 has increased by 12%2 from FY13 to FY15 YTD
– increased conveyor speeds through selected routes
– improved control systems logic
WAIO OHP processing rate1
(hourly production rate3, tonnes)
6%
6%
FY13
FY14
FY15 YTD
1. Excludes Jimblebar OHP.
2. Compound annualised improvement FY13 to FY15 YTD.
3. Data approximated to fit normal distribution.
Jimmy Wilson, President - Iron Ore, 27 October 2014
Slide 9

Focus on availability, utilisation and rate has raised rail performance bhpbilliton resourcing the future
Availability of rail has increased
– completion of track ballast remediation project has improved track availability and extended track life longevity
– centralised coordination of track maintenance has doubled productivity and increased the operating window
Utilisation has improved by revising our scheduling methodology
– 28% improvement in the number of train departures per day coupled with a 23% reduction in travel time
Rate of railing has increased
– revision of braking procedures to increase average train speed
– reduction of track speed restrictions without compromising safety
Train departures per day are increasing
(index, June 2013 = 100)
130
120
110
100
90
Jun 13 Sep 13 Dec 13 Mar 14 Jun 14 Sep 14
Train travel time is decreasing
(index, June 2013 = 100)
120
110
100
90
80
Jun 13 Sep 13 Dec 13 Mar 14 Jun 14 Sep 14
Jimmy Wilson, President - Iron Ore, 27 October 2014
Slide 10

Focus on availability, utilisation and rate has raised port capability bhpbilliton resourcing the future
Availability of car dumpers and shiploaders has increased following changes to our maintenance strategy
– 50% reduction in electrical delays over the last 18 months
Utilisation substantially enhanced through better planning and scheduling
– regular train presentation has improved car dumper utilisation by 21%
– improved ship sequencing and presentation at the berths
Rate of port equipment lifted through a combination of initiatives
– optimised direct to ship volumes
– lump processing rates increased via direct loading from car dumper to rescreening plants
– routes upgraded at low cost
Total car dumper utilisation
(index, July 2013 = 100)
130
120
110
100
90
21% increase
Jul 13 Oct 13 Jan 14 Apr 14 Jul 14
Jimmy Wilson, President - Iron Ore, 27 October 2014
Slide 11

Technology is a key productivity enabler
bhpbilliton
resourcing the future
Our technology agenda underpins the path to
290 Mtpa1 and beyond
– disciplined and value-based approach to technology driven by the business strategy
Key technology enablers
– our fully functioning Integrated Remote Operations Centre (IROC) continues to unlock capacity and synergies across the supply chain
– autonomous haulage and drill rig trials are well advanced
– we are actively studying best in class autonomous above rail capability
– smarter exploration tools will substantially reduce resource definition costs
Integrated Remote Operations Centre, Perth
1. 100% basis.
Jimmy Wilson, President - Iron Ore, 27 October 2014
Slide 12

Targeting FOB unit cash costs of less than US$20 per tonne
bhpbilliton resourcing the future
As production grows we will maintain a relentless focus on costs
– strong early momentum as we reduced unit cash costs1 by 12% in H2 FY14 to US$25.89/t
We are targeting unit cash costs1 of less than US$20/t2 in the medium term
Average sustaining capital expenditure of ~US$5/t is anticipated in our five year plan
– underpinned by our major hubs and concentrated resource footprint
On an all-in cash basis we aim to be the lowest-cost supplier to China
A significant reduction in WAIO unit costs1
(US$/t)
30
25
20
15
10
5
0
FY11 FY12 FY13 FY14 FY15e
1. Unit cash costs excluding freight and royalties. FY15e is based on an exchange rate of AUD/USD 0.91.
2. Based on real 2014 terms and an exchange rate of AUD/USD 0.91.
Jimmy Wilson, President - Iron Ore, 27 October 2014
Slide 13

Our plans are built from the bottom up
Bhpbilliton
Resourcing the future
We are systematically targeting cost savings across the supply chain equipment productivity is reducing demand for new equipment and enabling a reduction in hire gear supply productivity is reducing external expenditure through lower demand, better rates and insourcing of services people productivity is driving efficiencies and allowing optimisation of functional support
(split of cost reduction, %)
100
75
50
25
0
Volume Mines L&I 2 Overheads
US$1 billion reduction in external expenditure by FY173
(US$ billion)
1.0
0.5
0.0
Demand reduction Process optimisation Contract negotiation Insourcing
1. Unit cash costs excluding freight and royalties. Based on real 2014 terms and an exchange rate of AUD/USD 0.91.
2. L&I refers to logistics and infrastructure and includes rail, port and non-process infrastructure.
3. Annualised basis relative to FY14.
Jimmy Wilson, President - Iron Ore, 27 October 2014
Slide 14

A proven track record of project delivery

bhpbilliton
resourcing the future

- Over the last decade we invested US$25 billion in the Pilbara
- As a result we have more than doubled iron ore production in a strong pricing environment
- WAIO achieved a fourteenth consecutive annual record in FY14 of 225 Mt[1]
  - Jimblebar delivered first production six months ahead of schedule
  - supplemented by a series of volume enhancing initiatives
- Full-year guidance for FY15 is 245 Mt[1]
  - we have proven system capability significantly ahead of this rate

Outstanding project delivery capability[2]
(production[1], Mt)



250
200
150
100
50
0
Jimblebar commissioned ahead of schedule
Projects[3]
RGP 1
RGP 2
RGP 3
RGP 4
RGP 5
FY05
FY06
FY07
FY08
FY09
FY10
FY11
FY12
FY13
FY14
FY15e

1. 100% basis.
2. Rapid Growth Program (RGP) milestones indicate first ore dates.
3. WAIO Port Hedland Inner Harbour Expansion, WAIO Port Blending and Rail Yard Facilities, WAIO Jimblebar Mine Expansion.

Jimmy Wilson, President - Iron Ore, 27 October 2014 Slide 15

We plan to grow WAIO production by 65 Mtpa at a capital intensity of ~US$30 per annual tonne bhpbilliton
resourcing the future

Delivering value from our installed infrastructure[1]
(Mtpa, 100% basis)



1 Debottleneck inner harbour
2 Fully utilise inner harbour capacity
225
245
270
290
Optimisation
• Mines, rail and port
• Jimblebar Phase 1 to 45 Mtpa
Future projects[2]
• Inner Harbour Debottlenecking 1 (IHD1)
• Jimblebar to 60 Mtpa
Longer term options[2]
• Studying additional inner harbour debottlenecking options
• Numerous hub expansion options
FY14
FY15e
Aspirational run-rate by end of FY17
Very low capital ~US$30/t
Low capital High IRR

1. Represents actual production for FY14, FY15 guidance and aspirational future system run-rate.
2. Subject to Board approval.

Jimmy Wilson, President - Iron Ore, 27 October 2014

Slide 16

Step 1 to 290 Mtpa – raising the capacity of our mines without fixed plant investment bhpbilliton resourcing the future
WAIO production is expected to increase by
20 Mt to 245 Mt1 in FY15
Beyond FY15 our relentless focus on productivity will deliver volume growth from already installed infrastructure
– Jimblebar Phase 1 will now achieve 45 Mtpa1
– Mining Area C (MAC) volumes to increase by 8 Mtpa1
– Newman volumes to increase by 10 Mtpa1
Our dual track rail infrastructure is capable of supporting the uplift in mine capacity
As mine capacity increases to ~275 Mtpa1 the bottleneck shifts to the port
Re-rating our hub capacity1
(FY15 baseline, Mtpa)
30
25
20
15
10
5
0
Jimblebar 45 Mtpa MAC Newman Mine capacity
Growth volumes Productivity volumes
1. 100% basis.
Jimmy Wilson, President - Iron Ore, 27 October 2014
Slide 17

Step 2 to 290 Mtpa – investing in IHD1 and Jimblebar Phase 2 bhpbilliton resourcing the future
The two key components to the second step of growth to 290 Mtpa1 have a low capital cost and offer attractive investment returns
Inner Harbour Debottlenecking 1 will deliver ~20 Mtpa1 of incremental port capacity
– low-capital intensity upgrades of critical inflow and outflow routes at Nelson Point and Finucane Island
– replacement of Reclaimer 6 and expansion of Lump Rescreening Plant 2
Jimblebar Phase 2 will increase hub capacity from 45 to 60 Mtpa1
– ore handling plant has been re-rated from 55 to 60 Mtpa to match the installed stockpile and train load-out capacity
– primary crusher and additional mining fleet required
Shiploader, Port Hedland
Jimblebar
1. 100% basis; subject to Board approval.
Jimmy Wilson, President - Iron Ore, 27 October 2014
Slide 18

Key themes
bhpbilliton
resourcing the future
We value safe and sustainable operations above all else
We have the strongest resource position in the Pilbara
A relentless focus on availability, utilisation and rate is enhancing performance across our integrated supply chain
We are targeting FOB unit costs of less than US$20 per tonne at WAIO over the medium term and will require less sustaining capital investment than others in the industry
We plan to grow WAIO production by 65 Mtpa at a capital intensity of approximately US$30 per annual tonne
Jimmy Wilson, President - Iron Ore, 27 October 2014
Slide 19

bhpbilliton
resourcing the future

Onshore US
A high-quality portfolio optimised for value
bhpbilliton
resourcing the future
Tim Cutt
President – Petroleum and Potash
October 2014

Disclaimer
bhpbilliton
resourcing the future
Forward-looking statements
This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, our future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the U.S. Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This release may also include certain non-IFRS measures including Underlying attributable profit, Underlying basic earnings per share, Underlying EBITDA interest coverage, Adjusted effective tax rate, Underlying EBIT margin, Underlying EBITDA margin, Underlying return on capital, Free cash flow, Net debt and Net operating assets. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities or securities in the new company to be created by the proposed demerger (NewCo) in any jurisdiction.
Reliance on third party information
The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP Billiton.
Tim Cutt, President - Petroleum and Potash, 27 October 2014
Slide 2

Disclaimer (continued)
bhpbilliton
resourcing the future
Petroleum resources
The estimates of petroleum reserves and contingent resources contained in this presentation are based on, and fairly represent, information and supporting documentation prepared under the supervision of Mr. A. G. Gadgil, who is employed by BHP Billiton. Mr. Gadgil is a member of the Society of Petroleum Engineers and has the required qualifications and experience to act as a qualified petroleum reserves and resources evaluator under the ASX Listing Rules. This presentation is issued with the prior written consent of Mr. Gadgil who agrees with the form and context in which the petroleum reserves and contingent resources are presented.
Aggregates of reserves and contingent resources estimates contained in this presentation have been calculated by arithmetic summation of field/project estimates by category. Due to portfolio effects, aggregates of proved reserves may be conservative. Reserves and contingent resources estimates have been estimated using deterministic methodology with the exception of the North West Shelf gas operation in Australia. For this project probabilistic methodology has been utilised to estimate and aggregate the proved reserves dedicated to the gas project only and represents an increment of 30 MMboe above the deterministic estimate. The barrel of oil equivalent conversion is based on 6000 scf of natural gas equals 1 boe. The reserves and contingent resources contained in this presentation are inclusive of fuel required for operations. The respective amounts of fuel for each category are provided in footnotes proximate to each resource graphic. The custody transfer point(s)/point(s) of sale applicable for each field or project are the reference point for reserves and contingent resources. Reserves and contingent resources estimates have not been adjusted for risk. Unless noted otherwise, reserves and contingent resources are as at 30 June 2014. Where used in this presentation, the term resources represents the sum of 2P reserves and 2C contingent resources.
BHP Billiton estimates proved reserve volumes according to SEC disclosure regulations and files these in our annual 20F report with the SEC. All unproved volumes are estimated using SPE-PRMS guidelines which allow escalations to prices and costs, and as such, would be on a different basis than that prescribed by the SEC, and are therefore excluded from our SEC filings. We have provided a list of resource terms along with their definitions in this presentation. Non-proved estimates are inherently more uncertain than proved.
Tim Cutt, President - Petroleum and Potash, 27 October 2014
Slide 3

Key themes
bhpbilliton
resourcing the future
We have a clear strategy focused on value over volume
Our Petroleum portfolio is underpinned by large, high-quality, upstream assets
High-return brownfield investments will maintain stable Conventional volumes
Liquids opportunities with Tier-1 potential are the focus of our exploration program
Our Shale business is primed to generate strong growth in free cash flow
We will continue to simplify the portfolio for value
Tim Cutt, President - Petroleum and Potash, 27 October 2014
Slide 4

A large, high-quality, upstream petroleum portfolio
bhpbilliton
resourcing the future
Onshore US
Gulf of Mexico
Trinidad & Tobago
Underlying EBIT & EBITDA margin
(US$ billion) (margin, %)
35 100
28 80
21 60
14 40
7 20
0 0
FY11 FY12 FY13 FY14
Petroleum
BHP Billiton
Petroleum Underlying EBITDA margin1
Australia
Bubble size represents resource of one billion barrels of oil equivalent as at 30 June 2014.
Portion of 1P, 2P reserves in bubbles: Onshore US=15%, 56%, GOM=37%, 59%, Trinidad & Tobago=48%, 62%, Australia=36%, 44%.
Fuel consumed in operations included: Onshore US=145 MMboe, GOM=16 MMboe, Trinidad & Tobago=2 MMboe, Australia=214 MMboe.
1. Excludes third party products.
Tim Cutt, President - Petroleum and Potash, 27 October 2014
Slide 5

High-return brownfield Conventional investments will offset natural field decline bhpbilliton
resourcing the future
Australia and the Gulf of Mexico are our core regions with valuable infrastructure in place
Capital expenditure of ~US$1.5 billion per annum is expected to maintain stable conventional volumes for three to five years benchmark operational uptime and a water injection program at Shenzi infill drilling at Atlantis and Mad Dog will offset natural decline in the medium term a multi-well extension program at Pyrenees is underway
start up of Greater Western Flank-A at North West Shelf is on schedule for CY16
Returns exceeding 50%1 are achievable from these low-risk investments
Stable conventional volumes (MMboe) 150 100 50 0
FY13² FY14² FY15e FY18e
Australia US Other
FY15 Conventional infill drilling returns
Project
Capex (BHP Billiton share)
IRR1
Shenzi infill well
US$98 million
>70%
Atlantis infill wells3
US$592 million
50% to 100%
North West Shelf4
US$187 million
>50%
1. After tax, based on June 2014 futures prices.
2. Excludes Liverpool Bay asset, divested in FY14.
3. Comprised of four infill wells and two workover wells.
4. Persephone two well development.
Tim Cutt, President - Petroleum and Potash, 27 October 2014
Slide 6

Our focused exploration program
bhpbilliton
resourcing the future
North America Shale
Extending our liquids runway
Gulf of Mexico
US: Progress plays with Tier-1 potential
Mexico: Evaluate ahead of Round 1
Brazil
Plan for seismic in FY16
Trinidad and Tobago
Complete seismic program2
Plan for CY16 drilling
South Africa
Use recent seismic1 to assess Tier-1 potential
Western Australia
Commercialise gas discoveries
Use regional expertise to target plays with oil potential
Core area Evaluating
Tier-1 exploration criteria
World-class source rock
Big reservoir system
Large traps
Acceptable fiscal terms
Early-mover
1. In FY13, BHP Billiton acquired 10,075 sq km 3D seismic in Block 3B/4B.
2. BHP Billiton is currently acquiring a 17,719 sq km survey in Blocks 5, 6, 14, 23a, 23b, 28 and 29.
Tim Cutt, President - Petroleum and Potash, 27 October 2014
Slide 7

Tier-1 oil potential in Trinidad and Tobago
bhpbilliton
resourcing the future
We have an established operational presence in Trinidad and Tobago with our shallow water Angostura asset
The deepwater is largely untested and has Tier-1 oil potential
We have a material ‘early-mover’ deepwater position with an average working interest of >70%
We accessed four additional exploration blocks in CY141
~17,700 square kilometre seismic acquisition program2 is progressing on schedule positive seabed indications
Anticipate initial exploration wells in CY16
BHP Billiton Blocks
Seismic survey
Bathymetry map
Oil / gas production
Trinidad
Tobago
Angostura
28 29 23a 14 23b 6 7 5 3
Example of water column anomalies (blocks 23a and 14)
1,180m
2,315m
0 5 10 kilometers
1. Blocks 3 and 7 awarded to BHP Billiton in July 2014 with production sharing contracts currently being finalised. Blocks 14 and 23a accessed in February 2014 via a farm-in agreement with BP.
2. BHP Billiton is currently acquiring a 17,719 sq km survey in Blocks 5, 6, 14, 23a, 23b, 28 and 29.
Tim Cutt, President - Petroleum and Potash, 27 October 2014
Slide 8

Leveraging our Gulf of Mexico expertise

bhpbilliton
resourcing the future

- Recently executed Memorandum of Understanding with Pemex[1] to exchange technical knowledge and expertise
- The Gulf of Mexico (GoM) basin is the third highest oil producing basin in the world[2]
- We produce >350 net kboe/d and invest >80% of our Petroleum capital expenditure budget in this prolific geological basin
- BHP Billiton is well positioned to create value for shareholders and JV partners
  - the Perdido play is part of the GoM basin geology where we have deep expertise and multiple acreage positions
  - we have proven drilling, development and operating capabilities in deepwater GoM and onshore shale
- Industry awaits fiscal terms and data access



USA
Haynesville
Eagle Ford
Shenzi
Atlantis
Mad Dog
Mexico
Perdido Area
Mexican Ridges
Campeche Salt Basin
Subsurface salt
Trion, Maximino /Supremus, Exploratus discoveries
Perdido Area
0 200 400
kilometers
BHP Billiton acreage
Round 1 PEMEX JV opportunities
Round 1 discovered resource
Round 1 exploration blocks
GoM Basin edge

1. Petroleos Mexicanos.
2. Source: IHS; EIA.

Tim Cutt, President - Petroleum and Potash, 27 October 2014 Slide 9

We have proven project development capability
bhpbilliton
resourcing the future
Liverpool Bay
Zamzama
Angostura
Neptune
Pyrenees
Macedon
1996 2003 2005 2008 2010 2013
1994 2003 2007 2009
Griffin Ohanet Stybarrow Shenzi
BHP Billiton operated assets
Tim Cutt, President - Petroleum and Potash, 27 October 2014
Slide 10

Development options competing for capital
bhpbilliton
resourcing the future
Mad Dog Phase 2
One of the largest discovered, undeveloped
oil reservoirs in the Gulf of Mexico
Partnership is aligned on a semi-submersible
floating production unit (FPU) concept
BHP Billiton working interest 23.9%,
operated by BP
Scarborough
Early stages of project development with
significant progress made
– environmental approval received
Floating LNG considered the lead
development option
BHP Billiton working interest 52%,
operated by ExxonMobil
N
0 2500 5000 7500
North
Mad Dog
West
A Spar
Phase 2 FPU
East
Phase 2
Mad Dog Phase 2
GAS TREATMENT
LIQUEFACTION
LNG CARRIER
RISERS
MOORING LINES
SUBSEA MANIFOLD
Scarborough
Tim Cutt, President - Petroleum and Potash, 27 October 2014
Slide 11

Onshore US is primed to generate strong growth in free cash flow bhpbilliton
resourcing the future
We have a premier acreage position over multiple shale plays
Strong financial performance will be supported by continued growth in liquids production
- 50% increase in liquids production in FY151
- forecast ~200 kboe/d of liquids production from the Eagle Ford and Permian by FY171
- expecting ~14 gross operated rigs in the Permian by FY18
- expected to be free cash flow positive by FY16 and approach US$3 billion per annum by the end of the decade
- infrastructure spend remains ~10% of total Shale capital expenditure
Focused on developing our liquids-rich areas
(gross operated rigs)
45 FY14
30
15
0
FY122 FY13 Q1 Q2 Q3 Q4 FY15e
Fayetteville
Haynesville
Hawkville gas / liquids
Black Hawk
Permian
Onshore US free cash flow scenario3
(US$ billion, net, nominal)
1.5
0.0
(1.5)
(3.0)
FY13
FY14
FY15e
FY16e
Free cash flow
Free cash flow range
1. Production rates represent net BHP Billiton portion.
2. FY12 represents partial year of drilling (Q3 and Q4 only).
3. Forward projections are based on current development plans and September 2014 future prices.
Tim Cutt, President - Petroleum and Potash, 27 October 2014
Slide 12

Driving improved capital efficiency through productivity
bhpbilliton
resourcing the future
Repetitive, manufacturing nature of shale is ideally suited to our productivity agenda
Application of technology will ensure we achieve the best recoveries while being cost competitive
We use internal and external benchmarking to drive ‘best in class’ performance
Reduced drilling time and cost per well
21% drilling time improvement in the Black Hawk in FY14
reduced variability in drilling performance
29% decline in drilling costs in the Black Hawk from Q1 FY13 to Q4 FY14
These efficiencies will unlock significant value over our five year, ~2,130 gross development well program
Black Hawk drilling time per well1
(days)
21%
0 10 20 30 40 50 60
FY13 FY14
Shale drilling cost performance
(US$ million, average per well, gross)
8.0
6.0
4.0
2.0
0.0
Black Hawk Hawkville Haynesville Permian²
Q1 FY13 Q4 FY14 Lowest cost achieved
1. Drilling time from spud to rig release.
2. Based on Q2 FY13 instead of Q1 FY13 due to sample size.
Tim Cutt, President - Petroleum and Potash, 27 October 2014
Slide 13

We are the top performer in Black Hawk recovered reserves
bhpbilliton
resourcing the future
Using low-cost initiatives to maximise recoveries and unlock substantial value restricted flows
optimal stage spacing
efficient proppant placement
We are best among peers in recovered reserves
initial production rates are competitive across the peer group
~250 kboe ahead of peers on average three year cumulative production in the Black Hawk1
Significant opportunity to replicate this success across our Onshore US business
Black Hawk producing wells2
Gonzales
Wilson
DeWitt
Karnes
BHP Billiton wells
Black Hawk 3 year cumulative production1,3
(kboe, average per well, gross)
1,000 Legend
Outliers
Range
750 Median Upper quartile
Lower quartile
500
250
0
BHP Billiton Peer 1 Peer 2 Peer 3 Peer 4
Source: IHS.
1. Based on production data from April 2009 to May 2014 (wells POL before June 2011).
2. Represents producing wells as at May 2014.
3. Represents wells with at least 3 years of production.
Tim Cutt, President - Petroleum and Potash, 27 October 2014
Slide 14

Building momentum in the Black Hawk
bhpbilliton
resourcing the future
We are a top producer in the Eagle Ford with investment prioritised on liquids-rich acreage
~75% of our Onshore US drilling and development expenditure in FY14 was focused on the Eagle Ford
Our Black Hawk acreage is in the heart of the condensate window current wells generating IRRs of 65%1 at today’s prices
The Black Hawk is expected to be the single largest producer in our Petroleum portfolio in FY15
284 net producing wells at the end of FY14
on track to deliver 120 planned net wells in FY15
Black Hawk production rates2
(gross, kboe/d)
200
150
100
50
0
May 2012 Nov 2012 May 2013 Nov 2013 May 2014 Sep 2014
BHP Billiton Peers
Our Black Hawk position
FY14 initial 30-day average production rate3
1,140 boe/d
Median 3 year cumulative production4
468 kboe
Additional gross wells expected5
~840
Expected FY15 product mix
NGL
17%
Gas
19%
Oil
64%
1. After tax, based on our FY15 program at September 2014 futures prices.
2. Source: IHS. Based on monthly average for the months shown; peer data not available beyond May 2014.
3. BHP Billiton data based on a 30-day average of all BHP Billiton wells.
4. Represents wells with at least 3 years of production (average per well, gross).
5. Operated wells to be added from FY15 onwards under current development plan with an average expected working interest of 52%.
Tim Cutt, President - Petroleum and Potash, 27 October 2014
Slide 15

Extending our liquids runway in the Permian
bhpbilliton
resourcing the future
We are leading the appraisal of the Wolfcamp with more than 75 wells drilled to date extensive vertical and lateral appraisal of the resource
We are running ahead of plan in FY15 and on track to build a 100 kboe/d business by the end of FY181 we are delivering excellent, repeatable well results with IRRs >30%2 we are assessing options to optimise delivery of product to market including trucking, pipeline and rail
Our Permian development plan has upside potential given multiple prospective horizons
Upper Wolfcamp well performance3
(gross production, boe/d)
-0 50 100 150 200 250 300 350
(days online)
Actual daily production Decline curve
Our Permian position
FY14 initial 30-day average production rate4
1,400 boe/d
Additional gross wells expected5
~650
Expected FY15 product mix
NGL
27%
Oil 43%
Gas 30%
1. Production rates represent net BHP Billiton portion.
2. After tax, based on our FY15 program at September 2014 futures prices.
3. Based on actual performance of 14 wells within a core development area.
4. Based on early performance of Upper Wolfcamp wells (gross total production, excluding downtime and ramp-up).
5. Operated wells to be added from FY15 onwards under current development plan with an average expected working interest of 84%.
Tim Cutt, President - Petroleum and Potash, 27 October 2014
Slide 16

Generating strong returns at current prices in the Haynesville bhpbilliton
resourcing the future
We have the premier acreage position in one
of the most productive US shale gas plays
– 370 net shale producing wells as at 30 June 20141
Advances in completion optimisation show potential for a significant increase in EUR
Delivering IRRs >25%2 at current prices
Haynesville acreage by recoverable reserves
BHP Billiton
Operated by others
Core development area (6 – 12+ bcf)
Sweet spot
(8 –12+ bcf)
Potential for higher EUR from optimised completions
(gross production, MMcf/d)
10
8
6
4
0.0 0.5 1.0 1.5 2.0 2.5
(gross total production, bcf)
Original design Current completions design
Our Haynesville position
FY14 initial 30-day average production rate3
7,800 Mcf/d
Median 3 year cumulative production4
3.9 bcf
Additional gross wells expected5
~ 2,300
1. Excludes conventional producing wells (approx. 592).
2. After tax, based on our FY15 program at September 2014 futures prices.
3. Based on early performance of 42 wells (gross total production, excluding downtime and ramp-up).
4. Represents wells with at least 3 years of production (average per well, gross).
5. Operated wells to be added from FY15 onwards under current development plan with an average expected working interest of 70%.
Tim Cutt, President - Petroleum and Potash, 27 October 2014
Slide 17

Simplifying the portfolio for value
bhpbilliton
resourcing the future
We manage the portfolio for value
- extending our liquids runway in our Shale business through acreage optimisation
- targeted exploration program pursuing Tier-1 Conventional oil opportunities
- divesting smaller, more mature assets
We are prioritising our significant, longer-term unconventional gas plays
- planning for the full development of our high-return Haynesville resources
- we have initiated the marketing of our Fayetteville asset
We will only pursue divestments if full value can be realised for our owners
BHP Billiton petroleum resource
(billion boe)
12
9
6
3
0
30 June 20081,4 30 June 2013 2,4 30 June 2014 3,4
liquids gas Fayetteville
1. Resource classification (2008) – Proved Reserves (1P) 1,375 MMboe, Proved and Probable Reserves (2P) 2,151 MMboe, Contingent Resources (2C) 2,180 MMboe.
2. Resource classification (2013) – Proved Reserves (1P) 2,563 MMboe, Proved and Probable Reserves (2P) 6,501 MMboe, Contingent Resources (2C) 3,259 MMboe.
3. Resource classification (2014) – Proved Reserves (1P) 2,443 MMboe, Proved and Probable Reserves (2P) 6,234 MMboe, Contingent Resources (2C) 5,365 MMboe.
4. 2008 resources exclude fuel consumed in operations, 2013 and 2014 resources include 280 MMboe and 214 MMboe fuel consumed in operations respectively.
Tim Cutt, President - Petroleum and Potash, 27 October 2014
Slide 18

Key themes
bhpbilliton
resourcing the future
We have a clear strategy focused on value over volume
Our Petroleum portfolio is underpinned by large, high-quality, upstream assets
High-return brownfield investments will maintain stable Conventional volumes
Liquids opportunities with Tier-1 potential are the focus of our exploration program
Our Shale business is primed to generate strong growth in free cash flow
We will continue to simplify the portfolio for value
Tim Cutt, President - Petroleum and Potash, 27 October 2014
Slide 19

bhpbilliton
resourcing the future

Glossary of selected terms
bhpbilliton
resourcing the future
Reserves
Those quantities of petroleum anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions. Reserves must further satisfy four criteria: They must be discovered, recoverable, commercial, and remaining (as of a given date) based on the development project(s) applied.
1P 1P is equivalent to proved reserves and is also commonly called P1. It denotes a low estimate scenario of petroleum reserves.
2P 2P is equivalent to the sum of proved reserves plus probable reserves. It denotes the best estimate scenario of petroleum reserves.
P2 P2 is equivalent to probable reserves.
EUR Estimated Ultimate Recovery (best estimate basis).
Contingent Resources
Those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations by application of development projects but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingent Resources are a class of discovered recoverable resources.
1C Denotes the low estimate scenario of contingent resources.
2C Denotes the best estimate scenario of contingent resources.
Deterministic Methodology
A discrete value or array of values for each parameter is selected based on the estimator’s choice of the values that are most appropriate for the corresponding resource category. A single outcome of recoverable quantities is derived for each deterministic increment or scenario.
Probabilistic Methodology
A distribution representing the full range of possible values for each input parameter is developed and a range of outcomes are statistically derived for each scenario.
Tim Cutt, President - Petroleum and Potash, 27 October 2014
Slide 21

bhpbilliton
resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 28 October 2014	By:	/s/ Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary